SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      -------------------------------------

                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

     For the fiscal year ended December 31, 1996

( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ____________________ to ___________________

     Commission file number   1-10720






                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                         455 North Cityfront Plaza Drive
                          Chicago, Illinois 60611-5504
                         (Title and Address of the Plan)



                          ILLINOIS CENTRAL CORPORATION
                         455 North Cityfront Plaza Drive
                          Chicago, Illinois 60611-5504
               (Issuer and Address of Principal Executive Offices)


                                    SIGNATURE

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           ILLINOIS CENTRAL CORPORATION
                                     SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN






                                                 /s/ Dale W. Phillips
                                                     Dale W. Phillips
                                                Member Administrative Committee










Date:  June 26, 1997


                                        2


                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                                    FORM 11-K



                       Financial Statements and Schedules
                     Years Ended December 31, 1996 and 1995




                                       F1




                          ILLINOIS CENTRAL CORPORATION
                    Supplemental Retirement and Savings Plan


              INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS



Financial Statements and Schedules:

  Independent Auditors' Report.......................................F-3

  Statements of Financial Position as of
   December 31, 1996 and 1995........................................F-4

  Statements of Income and Changes in Plan Equity for
   the years ended December 31, 1996 and 1995........................F-6

  Notes to Financial Statements......................................F-8

  Schedule I - Schedule of Assets Held For Investment Purposes
   at December 31, 1996..............................................F-13

  Schedule II - Schedule of Reportable Transactions for the
   year ended December 31, 1996......................................F-14

Exhibit:

  Exhibit 23: Independent Auditors' Consent..........................E-1

                                       F2

                          Independent Auditors' Report


The Administrative Committee
Illinois Central Corporation
Supplemental Retirement and Savings Plan:

We have audited the accompanying statements of financial position of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1996 and 1995, and the results of its operations and the changes in its plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and results of operations and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                      /s/ KPMG PEAT MARWICK LLP
Chicago, Illinois
June 13, 1997

                                       F3


                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL POSITION
                                DECEMBER 31, 1996
                                                                INVESTMENT FUNDS


                                                Illinois
                                                Central         New
                                                 Corp.       Perspective                              Capital  American
                                    Total      Stock Fund      Fund       Diversified    Fixed        Growth   Balanced     Balanced

Assets:
 Investments at fair value    $  60,238,857   15,119,520    3,253,211    10,475,177   27,105,898     550,058  1,250,001    2,484,992
 Securities sold receivable         241,237                                 241,237
 Dividends receivable               108,125      108,125
 Accrued interest receivable          7,084            5           24         5,979        1,049                      7           20
 Cash and cash equivalents          678,750                                 655,939       19,454           4        192        3,161

 Total assets                 $  61,274,053   15,227,650    3,253,235    11,378,332   27,126,401     550,062  1,250,200    2,488,173

Liabilities and Plan Equity:
 Liabilities:
 Payable for unsettled
    trades                    $      66,368       40,988                     25,380

 Total liabilities                   66,368       40,988            0        25,380            0           0          0            0
 Plan equity                     61,207,685   15,186,662    3,253,235    11,352,952   27,126,401     550,062  1,250,200    2,488,173

 Total liabilities and
    plan equity               $  61,274,053   15,227,650    3,253,235    11,378,332   27,126,401     550,062  1,250,200    2,488,173

 See accompanying Notes to Financial Statements.

                                                                                               F-4



                                       F4

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                         STATEMENT OF FINANCIAL POSITION
                                DECEMBER 31, 1996

                                                                                                       Investment Funds

                                                  Illinois
                                                   Central      New
                                                    Corp.    Perspective
                                    Total        Stock Fund      Fund     Diversified    Fixed        Balanced
 Assets:
 Investments at fair value       $52,147,108     10,169,453    2,144,673  8,831,117    28,051,645    2,950,220
 Securities sold receivable            1,213          1,213
 Dividends receivable                 82,969         76,245                   6,724
 Accrued interest receivable          98,280             11                   3,339        94,922            8
 Cash and cash equivalents           771,763          1,618                 706,591        61,782        1,772

 Total assets                     53,101,333     10,248,540    2,144,673  9,547,771    28,208,349    2,952,000

Liabilities and Plan Equity:
 Liabilities:
 Payable for unsettled
    trades                            53,056         53,056

 Total liabilities                    53,056         53,056            0           0             0            0                   0
 Plan equity                      53,048,277     10,195,484    2,144,673                 9,547,771   28,208,349           2,952,000

 Accrued interest receivable          98,280             11                                  3,339       94,922                   8

 Total liabilities and
    plan equity                   53,101,333     10,248,540    2,144,673           0     9,547,771   28,208,349           2,952,000

 See accompanying Notes to Financial Statements.

                                       F5



                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                    Investment Funds

                                               Illinois
                                                Central      New
                                                 Corp.   Perspective                              Capital     American
                                  Total       Stock Fund     Fund      Diversified   Fixed        Growth      Balanced     Balanced
Investment Income:
 Dividends                  $  1,024,734       377,030      55,069       571,624                             21,011
 Interest                      1,782,625         1,755                    27,074   1,752,112      1,477                        207
 Net realized gain (loss)      1,718,760       365,374     185,580       775,697                 20,852      57,976        313,281
 Net unrealized gain (loss)    3,281,463     2,456,649     209,367       627,070                  6,335       4,528       (22,486)

                               7,807,582     3,200,808     450,016     2,001,465   1,752,112     28,664      83,515        291,002

 Contributions:
 Participants                  1,926,414       511,828     154,785       341,529     729,684      9,455      31,886        147,247
 Employer                      1,125,138       288,166      89,152       215,025     427,185      5,339      17,483         82,788
 Rollover                        329,176       125,060      58,728        17,998      60,032     17,876      48,178          1,304

                               3,380,728       925,054     302,665       574,552   1,216,901     32,670      97,547        231,339

 Total Additions              11,188,310     4,125,862     752,681     2,576,017   2,969,013     61,334     181,062        522,341

Deductions:
Participants' distributions    2,844,299       232,423      49,294       275,064   2,207,088                     31         80,399
Administrative expenses          184,603                                  19,913     146,654                                18,036

Total deductions               3,028,902       232,423      49,294       294,977   2,353,742          0          31         98,435

Interfund transfers: in (out)          0     1,097,739     405,175     (475,859)  (1,697,219)    488,728   1,069,169      (887,733)

Net Changes During Period      8,159,408     4,991,178   1,108,562     1,805,181  (1,081,948)    550,062   1,250,200      (463,827)

Plan Equity:
 At December 31, 1995         53,048,277    10,195,484   2,144,673     9,547,771  28,208,349           0              0  2,952,000

 At December 31, 1996         61,207,685    15,186,662   3,253,235    11,352,952  27,126,401     550,062      1,250,200  2,488,173

 See accompanying Notes to Financial Statements.

                                                        F-6



                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                       Investment Funds

                                              Illinois
                                              Central      New
                                              Corp.    Perspective
                                  Total     Stock Fund    Fund     Diversified  Fixed       Balanced
Investment Income:
 Dividends                       951,469      269,216    112,431     569,822
 Interest                      1,843,251          264                 45,024   1,797,847          116
 Net realized gain (loss)        567,462      219,908     21,702     266,678                   59,174
 Net unrealized gain (loss)    3,762,010    1,687,256    210,686   1,434,757                  429,311

                               7,124,192    2,176,644    344,819   2,316,281   1,797,847      488,601

Contributions:
 Participants                  1,714,631      387,851     75,210     323,907     784,001      143,662
 Employer                      1,066,506      225,929     42,381     211,791     501,866       84,539
 Rollover                        271,850       96,972     47,051       6,779      82,580       38,468

                               3,052,987      710,752    164,642     542,477   1,368,447      266,669

 Total Additions              10,177,179    2,887,396    509,461   2,858,758   3,166,294      755,270

Deductions:
 Participants' distributions   3,891,239      274,878     29,993     307,335   3,245,672       33,361
 Administrative expenses         301,502       40,822      2,145      58,980     142,855       56,700

 Total deductions              4,192,741      315,700     32,138     366,315   3,388,527       90,061

Interfund transfers: in (out)          0      109,402     49,617   (398,316)     487,088    (247,791)

 Dividends                       951,469      269,216    112,431     569,822
 Interest                      1,843,251          264                 45,024   1,797,847          116
 Net realized gain (loss)        567,462      219,908     21,702     266,678                   59,174
 Net unrealized gain (loss)    3,762,010    1,687,256    210,686   1,434,757                  429,311
 Net unrealized gain (loss)    3,762,010    1,687,256    210,686   1,434,757                  429,311
                               7,124,192    2,176,644    344,819   2,316,281   1,797,847      488,601
                               7,124,192    2,176,644    344,819   2,316,281   1,797,847      488,601
Contributions:
 Participants                  1,714,631      387,851     75,210     323,907     784,001      143,662
 Employers                     1,066,506      225,929     42,381     211,791     501,866       84,539
 Rollover                        271,850       96,972     47,051       6,779      82,580       38,468
 Rollover                        271,850       96,972     47,051       6,779      82,580       38,468
                               3,052,987      710,752    164,642     542,477   1,368,447      266,669
                               3,052,987      710,752    164,642     542,477   1,368,447      266,669
 Total Additions              10,177,179    2,887,396    509,461   2,858,758   3,166,294      755,270
 Total Additions              10,177,179    2,887,396    509,461   2,858,758   3,166,294      755,270
Deductions:
 Participants' distributions   3,891,239      274,878     29,993     307,335   3,245,672       33,361
 Administrative expenses         301,502       40,822      2,145      58,980     142,855       56,700
 Administrative expenses         301,502       40,822      2,145      58,980     142,855       56,700
 Total deductions              4,192,741      315,700     32,138     366,315   3,388,527       90,061

Net Changes During Period      5,984,438    2,681,098    526,940   2,094,127     264,855      417,418

Plan Equity:
 At December 31, 1994         47,063,839    7,514,386  1,617,733   7,453,644  27,943,494    2,534,582

 At December 31, 1995         53,048,277   10,195,484  2,144,673   9,547,771  28,208,349    2,952,000

        See accompanying Notes to Financial Statements.
                                                                                              F-7


                                   F7

                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995


(1)   THE COMPANY

      Illinois Central Corporation (the "Company"), a holding company, was incorporated under the laws of Delaware. The Company, through its wholly-owned subsidiaries, Illinois Central Railroad Company ("ICRR") and CCP Holdings, Inc. ("CCPH"), is principally engaged in the rail freight transportation business. ICRR operates 2,600 miles of main line track between Chicago and the Gulf of Mexico, primarily transporting chemicals, grain and milled grain, coal, paper and intermodal commodities. CCPH has two principal operating subsidiaries - the Chicago Central and Pacific Railroad ("CCPR") and the Cedar River Railroad ("CRR") - which together comprise a Class II railroad system operating 850 miles of track. CCPR operates from Chicago to Omaha, Nebraska, with connecting lines to Cedar Rapids and Sioux City, Iowa. CRR runs from Waterloo, Iowa to Albert Lea, Minnesota. IC Financial Services, the Company's remaining direct subsidiary, conducts financing operations for railroad equipment and is the investment vehicle for non-rail related activities including terminal operations.


(2)   DESCRIPTION OF PLAN

      The following brief description of the Illinois Central Corporation Supplemental Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

      GENERAL

      The Plan was established effective January 1, 1989. The Plan covers all full-time, salaried, non-union employees of ICRR and as of January 1, 1997, CCPH, together the "Company." Full-time eligible employees may participate on the first day of the calendar month coinciding with or next following the first day of employment. Part-time eligible employees may participate once they have completed certain employment requirements. A Yardmaster or Dispatcher employed by the Company is only entitled to participate with respect to the Employer Supplemental Contributions. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS

      Participants, except Yardmasters and Dispatchers, may elect to make contributions to the Plan through periodic payroll deductions in amounts ranging from 2% to 15% of each participant's base salary, in 1% increments. The total pre-tax contributions by a participant are limited to the lesser of $9,500 and $9,240 in 1996 and in 1995, respectively (subject to adjustments to reflect changes in the cost of living pursuant
      to  Section  402(g)  of  the  Internal   Revenue  Code)


                                ILLINOIS CENTRAL
              CORPORATION SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995


      or 15% of the participant's salary during any calendar year. Contributions to the Plan on behalf of the participants are made by the Company in lieu of an equal amount of salary.

      The Company contributes an amount equal to 50% of each participant's contributions up to the first 6% of salary (a maximum Company contribution of 3% of salary).

      In addition, the Company makes supplemental contributions of 2% of salary on behalf of all eligible employees of the Company including Yardmasters and Dispatchers, whether they contribute to the Plan or not.

      INVESTMENT OF CONTRIBUTIONS

      The Plan permits participants to invest their own contributions, the Company's matching and the supplemental contributions in the following investment funds: the Illinois Central Corporation Stock Fund, the New Perspective Fund, the Diversified Fund, the Fixed Fund, the Capital Growth Fund, the American Balanced Fund and the Balanced Fund. Participants may choose to invest in one or more funds in multiples of 10% upon initial participation. Subsequent changes in funds may be in 1% increments. The New Perspective Fund invests in an investment fund managed by the American Funds Group. The Diversified Fund invests in an investment fund managed by Sirach. The fund is primarily invested in common stocks. The Fixed Fund invests in the LaSalle National Pooled Investment Fund and until December 31, 1996, annuity contracts issued by John Hancock Mutual Life Insurance Company. The Capital Growth Fund invests in an investment fund managed by Pioneer Capital. The American Balanced Fund invests in an investment fund managed by Capital Research and Development. The Balanced Fund is managed by Equity Capital Management Corporation and invests in the Equitable Investment Fund, which invests in common stocks and other equity- type securities, longer term fixed income securities, publicly traded debt securities and short term money market instruments.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contributions, all of the Company's contributions, and an allocation of earnings and expenses. Allocation of each is based on the participant's account balances at the time of allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

      VESTING

      Participants are immediately vested 100% in the entire amount in their account.

      PAYMENT OF BENEFITS

      On termination of service, a participant may elect to receive the value of his or her account in either a lump-sum payment, in annual installments over a period of up to 15 years, or in the form of an immediate or deferred annuity.

      EXPENSES

      Administrative expenses for maintenance of Plan financial records, participant statements, service fees on insurance contracts, trustee fees, and accounting fees are paid from Plan assets. All other administrative expenses of the Plan are paid by the Company.

      WITHDRAWALS

      In accordance with generally accepted accounting principles, withdrawals are recorded in the period in which they are paid to participants.

      PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Financial statements of the Plan are prepared using the accrual basis of accounting.

      Investment are stated at fair value. Quoted market prices are used to value the stock and mutual funds. The fixed income fund is valued at cost plus accumulated interest, which approximates market.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      The Plan considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.


                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995



      The preparation of the financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

(4)   FEDERAL INCOME TAXES

      The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), dated May 22, 1995, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore the related trust is exempt from tax under Section 501(a) of the Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.


                          ILLINOIS CENTRAL CORPORATION
                    SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995


(5)   INVESTMENTS

Continental Trust Company, Trustee of the Plan, holds the investments for the Illinois Central Corporation's Stock Fund and the Diversified Fund. The Diversified Fund consists of the equities managed by Sirach including the Regis Fund. The following table presents the fair values of all the Plan's investments.

                              December 31, 1996             December 31, 1995

                               Number           Fair         Number       Fair
                             of Shares          Value       of Shares     Value

      Investments at
      Fair Value as
      Determined by
      Quoted Market Price:

      Illinois Central
      Corporation
      Stock Fund .......       472,485   $15,119,520       265,002   $10,169,453

      Equities in the
      Diversified Fund..                   8,365,866                   6,596,482

      Regis Fund Inc.
      Special Equity ...       157,647     2,109,311       143,984     2,234,635

      Investments at cost
      plus accumulated
      interest, which
      approximates fair
      value:

      LaSalle National
      Pooled Income Fund..          --    27,105,898          --      22,972,815

      John Hancock GAC #6096        --            --          --       5,078,830

      Pioneer Capital Growth        --       550,058          --              --

      Investments at Fair
      Value as Determined
      by Estimated Market
      Price:

      Equitable Balanced Fund   23,527      2,484,992      31,099      2,950,220

      New Perspective Fund     179,043     3,253,211       130,932     2,144,673

      American Balanced Fund    85,911     1,250,001            --            --



                                   SCHEDULE I

                 ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1996

                                   PAR VALUE                        MARKET
ASSET DESCRIPTION                    /SHARE         COST             VALUE
ABBOTT LABS COM                      50.750       98,291.67        177,625.00
ALLIED SIGNAL INC COM                67.000      132,100.00        207,700.00
AMGEN INC COM                        54.375       52,500.00         87,000.00
AMERICAN INTL GROUP INC COM         108.250      181,835.00        238,150.00
ATMEL CORP                           33.125       90,735.00        102,687.50
BANKAMERICA CORP COM                 99.750      103,940.83        169,575.00
BOSTON SCIENTIFIC CORP COM           60.000       56,680.00         78,000.00
CAPITAL ONE FINL CORP COM            36.000       50,937.50         90,000.00
CARDINAL HEALTH INC COM              58.250      104,195.00        139,800.00
CATERPILLAR INC                      75.250      130,357.50        127,925.00
CHASE MANHATTAN CORP NEW             89.375       68,715.00         80,437.50
CISCO SYS INC                        63.625      123,770.00        139,975.00
CITICORP COM                        103.000       64,939.29        195,700.00
CLOROZ COMPANY COMMON               100.375       58,185.00         60,225.00
COLUMBIA GAS SYSTEM
 INCORPORATED COMMON                 63.625      118,852.50        120,887.50
COLUMBIA HCA HEALTCARE
 CORP COM                            40.750      140,595.00        189,487.50
CONAGRA INC COM                      49.750       63,734.00         99,500.00
CPC INTL INC COM                     77.500       47,320.00         54,250.00
CUC INTL INC COM                     24.250      126,300.00        121,250.00
ENRON CORP                           43.125      131,702.50        125,062.50
FIRST BK SYS INC COM                 68.250      122,962.50        204,750.00
FIRST DATA CORP COM                  36.500       68,366.67        146,000.00
FORE SYS INC                         32.875       93,762.50         82,187.50
FPL GROUP INC COM                    46.000      119,860.00        119,600.00
GENERAL ELEC CO COM                  98.875      190,960.00        316,400.00
GILLETTE CO COM                      77.750       79,192.70        147,725.00
HALLIBURTON CO COM                   60.250       81,242.74        138,575.00
HEWLETT PACKARD COM                  50.250       76,565.36        115,575.00
HOME DEPOT INC COM                   50.125      169,120.00        160,400.00
HONEYWELL INCORPORATED COM           65.750      123,702.50        124,925.00
HOUSEHOLD INTL COM                   92.250       72,090.00         83,025.00
LUCENT TECHNOLOGIES INC              46.250      100,562.50        115,625.00
MARRIOTT INTL INC COM                55.250      154,602.50        215,475.00
MERCK & CO INC COM                   79.625       55,875.00        119,437.50
MERRILL LYNCH & CO INC               81.500       92,116.32        114,100.00
MGIC INVT CORP WIS COM               76.000       96,112.50        174,800.00
MICROSOFT CORP                       82.625       66,600.00        264,400.00
MOBIL CORP COM                      122.250      190,932.50        207,825.00
ORACLE CORPORATION                   41.750       94,111.88        118,987.50
PARAMETRIC TECHNOLOGY CORP COM       51.375       65,780.00         66,787.50
PFIZER INC COM                       83.000       85,026.76        141,100.00
POTASH CORP SASK INC COM             85.000      127,142.50        153,000.00
PRAXAIR INC COM                      46.125       56,700.00        129,150.00
PRICE / COSTCO INC COM               25.125       92,750.00        125,625.00
PROCTER & GAMBLE CO COM             107.625       51,243.75         96,862.50
SAFEWAY INC COM NEW                  42.750      121,432.50        222,300.00
SABRE GROUP HOLDINGS INC             27.875       74,520.00         75,262.50
SCHERING PLOUGH CORP COM             64.750       53,442.86        103,600.00
SERVICE CORP INTERNATIONAL           28.000       63,745.00         61,600.00
STAPLES INC                          18.062       74,370.00         66,829.40
SUNAMERICA INC                       44.625       50,985.00         98,175.00
TENET HEALTHCARE CORP COM            21.875      136,450.00        142,187.50
THERMO ELECTRON CORP                 41.250      155,252.50        160,875.00
TIDEWATER INC                        45.250       58,607.50         76,925.00
TRAVELERS GROUP INC COM              45.375      123,255.00        163,350.00
TYCO INTERNATIONAL LTD               52.875       73,815.00        100,462.50
UNITED STATES FILTER CORP NEW        31.750      126,290.00        123,825.00
UNITED WASTE SYS INC COMW            34.375       57,005.00         89,375.00
UNUM CORP                            72.250       64,350.00         72,250.00
WALGREEN CO COM                      40.250       76,073.80        120,750.00
WASHINGTON FED INC COM               26.500      108,469.80        136,713.50
WILLIAMS COS INC COM                 37.500      121,755.00        185,625.00
WORLDCOM INC GA COM                  26.062       67,425.00         78,186.00
 TOTAL EQUITIES / SIRACH                       6,080,310.93      8,365,866.40
AMERICAN FUNDS / BALANCED
 FUND                                14.550    1,245,472.59      1,250,001.14
AMERICAN FUNDS /
 NEW PERSPECTIVE                     18.170    2,876,915.35      3,253,210.84
EQUITABLE FDS BALANCED FD           105.624    1,811,149.34      2,484,991.87
PIONEER CAPITAL GROWTH FUND          19.920      543,723.81        550,058.45
REGIS FD INC SPL EQUITY
 PORTFOLIO                           13.380    1,264,928.00      2,109,311.00
LASALLE NATL POOLED INCOME PLUS
 FUND                                 1.000   27,105,898.48     27,105,898.48
ILLINOIS CENTRAL CORP COMMON         32.000    9,760,963.93     15,119,520.00
                                              44,609,051.50     51,872,991.78
              TOTAL INVESTMENTS               50,689,362.43     60,238,858.18

TEMPORARY CASH INVESTMENTS                       678,750.00        678,750.00
                                           $  51,368,112.43  $  60,917,608.18
SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.









                                   SCHEDULE II

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1996

Individual Transactions in excess of 5% of Plan assets

                     Sales/Purchase                          Net/Gain   Current
Security Description    Price           Expenses      Cost     Loss      Value

Sales

John Hancock
  GAC #6096            5,437,384               0   5,437,384      0    5,437,384

Purchases

LaSalle National
 Pooled
 Income Plus           5,437,717               0   5,437,717      0    5,437,717


Series of Transactions in excess of 5% of Plan assets

Sales

John Hancock
  GAC #6096            5,437,384               0   5,437,384      0    5,437,384

LaSalle National
 Pooled
 Income Plus           4,634,467               0   4,634,467      0    4,634,467

Cash & cash
 equivalents          14,615,200               0  14,615,200      0   14,615,000

Purchases

Illinois Central Corp.
  Common Stock         3,265,567           2,064   3,267,631      0    3,267,631

LaSalle National Pooled
   Income Plus         8,767,549               0   8,767,549      0    8,767,549


Cash & cash
 equivalents          15,290,592               0  15,290,592      0   15,290,592

See accompanying independent
auditors' report.


                                              Exhibit 23



                                           Independent Auditors' Consent



The Board of Directors
Illinois Central Corporation:

We consent to incorporation by reference in Registration Statement No. 33-36765 on Form S-8 of Illinois Central Corporation of our report dated June 13, 1997, relating to the statements of financial position of Illinois Central Corporation Supplemental Retirement and Savings Plan as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for the years then ended, and all related schedules, which report appears in the December 31, 1996 annual report on Form 11-K of Illinois Central Corporation Supplemental Retirement and Savings Plan.


/s/ KPMG Peat Marwick LLP



Chicago, Illinois
June 26, 1997






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